Exhibit 23.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Registration Statement on Amendment no. 1 to Form S-1 of ConnectM Technology Solutions, Inc. and its subsidiaries, of our report dated April 16, 2026, except for the impact of the 2026 reverse stock split as described in Note 21, as to which the date is June 16, 2026 (which includes an explanatory paragraph relating to ConnectM Technology Solutions, Inc. and its subsidiaries’ ability to continue as a going concern), on our audit of the consolidated financial statements of ConnectM Technology Solutions, Inc. and its subsidiaries as of and for the year ended December 31, 2025. We also consent to the reference to us under the heading “Experts” in such Registration Statement.

/s/ KNAV CPA LLP

KNAV CPA LLP

Atlanta, Georgia
June 16, 2026